RUSHALL & McGEEVER
BRUCE J. RUSHALL	A PROFESSIONAL LAW CORPORATION	TELEPHONE: (760) 438-6855
EILEEN L. McGEEVER	6100 INNOVATION WAY	FACSIMILE: (760) 438-3026
LUCI M. MONTGOMERY	CARLSBAD, CALIFORNIA 92009	E-MAIL: rm@rushallmcgeever.com
September 5, 2008
United States Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549
Attn: Ms. Kristina Aberg, Attorney-Advisor

Re:	NetREIT Form 10 Filed May 6, 2008 File No. 001-39049
Ladies and Gentlemen:
This letter is in response to the Staff’s letter of June 10, 2008. The responses below are presented in the same order as the Staff’s comments in that letter. Please note that Registrant is filing a Form 10/A and a Form 10-Q/A in conjunction with this letter, and the references herein to the Form 10/A and the Form 10-Q/A refer to those respective filings.
General.
1. The Form 10/A states that it is filed on EDGAR to register Registrant’s common stock pursuant to Section 12(g) of the 1934 Act. We inadvertently filed the Form 10 as a “10-12B” submission. We have requested the EDGAR Management Division to change the filing to the correct “10-12G” submission. As we are advised that our request will take several more weeks to process, we have elected to file the Form 10/A now for the Staff’s review as an incorrect “10-12B/A” submission. We will request the EDGAR Management Division to change it to the correct “10-12G/A” submission.
2. Registrant first had 500 shareholders of record and $10 million in assets on January 25, 2007.
3. Registrant notes the Staff’s comment.
4. The statement that Registrant anticipates a capital increase of approximately $30,000,000 to $50,000,000 from ongoing private placement offerings in 2008 is intended to be informational only as to Registrant’s anticipated liquidity and future intentions. This information is not intended to constitute an offer, or a solicitation of an offer to purchase, Registrant’s common stock. The statement does not include details of a specific offering, such as price, offering terms or identity of sales. Registrant has not, to the best of its knowledge, received any inquiry regarding the private placement by reason of the Form 10. We understand that it is the Staff’s position that the mere filing of a Registration Statement under the 1934 Act or the fact that Registrant’s securities are registered thereunder does not constitute a public solicitation which would make the exemption under Rule 506 unavailable.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
September 5, 2008

To place this disclosure in clearer context, Registrant has revised this disclosure to state that Registrant “anticipates that the company’s capital will increase during 2008 from the proceeds from one or more private placement offerings of its securities.”
5. Registrant has filed a Form 10-QSB/A which, with revised officer certifications.
6. The Form 10-Q/A includes the exact form of the required certifications.
Item 1. Business, Page 1.
Our Company, NetREIT, page 1.
7. The Form 10/A at page 18 includes an expanded discussion of Registrant’s business history under “Our Company, NetREIT.”
Right to Acquire Property Manager’s Business, page 2.
8. The discussion in the Form 10/A at page 2 under “Right to Acquire Property Manager’s Business” includes a statement that, “We have no intention to exercise our option to acquire CHG Properties’ property management business.”
Item 1A. Risk Factors, Page 6.
Our bylaws may prevent our participation in certain business combinations, page 7.
9. The discussion in the Form 10/A at page 6 includes definitions in Registrant’s bylaws of “business combination” and “Interested Shareholder.”
Private placement offering — compliance with exemption requirements, page 7.
10. The Form 10/A discloses at page 7 that Registrant believes the multiple offerings could be integrated. Registrant bases this statement on the fact that the subsequent offering commenced within six months of the termination of the prior offering, thus making the safe harbor in Rule 502(a) of Regulation D unavailable. The statement is also based on Registrant’s understanding of Rule 502(a) and the Staff’s published guidelines of when it is appropriate to treat private offerings as separate offerings.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
September 5, 2008

An investment in our Shares may be affected by adverse economic and regulatory changes, page 8.
11. The Form 10/A starting at page 8 includes separate risk factor discussions regarding economic changes and regulatory changes.
Risks related to Debt Financing, page 14.
12. The Form 10/A at page 13 states that, “At May 31, 2008, our total outstanding mortgage debt was $17.9 million, which represents approximately 39% of our total real estate assets at cost. We intend to use mortgage financing of up to 65% of the purchase price in our future property acquisitions.”
If we enter into financing arrangement involving balloon payment obligations..., page 14.
13. The Form 10/A at page 13 states that, “We currently have balloon payments of $3.1 million due in 2012, $3.1 million due in 2014, and $2.8 million due in 2016.”
Our investment in mortgage loans secured by real estate, page 15.
14. Registrant has determined that this risk factor was too general and duplicative of the other more specific risk factors. It is absent in the Form 10/A.
We do not have substantial experience in making or investing in mortgage loans, page 15.
15. The Form 10/A at page 13 describes risks associated with Registrant’s lack of experienced loan underwriting personnel.
Our rights and the rights of our shareholders to recover claims..., page 16.
16. The Form 10/A includes at page 15 a discussion of the possible effects of the limitations in Registrant’s Charter documents on the liability of its officers and directors.
Dividends we pay on our securities to tax-exempt investors..., page 17.
17. The Form 10/A includes at page 15 an expanded discussion of “unrelated business taxable income.”
Item 2. Financial Information.
Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
September 5, 2008

Overview and Background, page 19.
18. The overview under the Form 10/A MD&A at page 17 has been expanded to discuss the primary matters with which management is concerned in evaluating Registrant’s financial condition and operating results.
19. The Form 10/A MD&A description of Registrant’s fast growth stage increases at page 17 has been revised.
Financing, page 22.
20. The Form 10/A at page 20 states that 433,204 Units were sold in the offering which terminated in October 2007.
21. The Form 10/A at page 6 includes a risk factor regarding the superior rights of the Series AA Preferred Stock.
22. The Form 10/A MD&A at page 21 includes additional details regarding Registrant’s use of the private offering proceeds.
Net Income Available to Common Stockholders, page 25.
23. The Form 10/A MD&A at page 23 includes a description of loss from continuing operations.
Other Liquidity Needs, page 27.
24. The Form 10/A MD&A at page 25 discusses Registrant’s funding of distributions over the last two years by other means of funding to clarify the variability an investor can expect for dividend distributions when they must be funded from sources other than cash flow from operations.
Non-GAAP Supplemental Financial Measure: Funds From Operations (“FFO”), page 28.
25. The Form 10/A at page 26 clarifies the FFO determination under NAREIT guidelines as follows:
Our definition of FFO differs from the NAREIT definition in that the NAREIT definition is very general and states that the most commonly accepted and reported measure of REIT operating performance is a REIT’s net income, excluding gains or losses from sales of property, and adding back real estate depreciation. The purpose of FFO is to provide a measure of Funds From Operation available for distribution to common shareholders and we believe that excluding gains from exchanges of property is appropriate. We believe gains from the disposition of property should be included in FFO only where they result in funds that can be paid to the shareholders in the form of a capital gain distribution. There are no funds available for distribution from a gain resulting from an exchange of a property for another property. We would not have funds for distributions until the property received in the exchange is sold.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
September 5, 2008

Item 3, Properties, page 32.
26. The table on page 29 of the Form 10/A includes a column for average annual rental rate per square foot or unit for each of the previous 5 years (or, if shorter, from the date of acquisition).
27. The table on page 29 of the Form 10/A includes a column and footnote for renovation or improvements planned for each of the properties. As stated in the table, other than $60,000 of repairs budgeted for the Havana/Parker property, Registrant currently has no plans to improve or renovate any of its properties.
Mortgage Debt, page 36.
28. The table on page 34 of the Form 10/A includes a column for the balance of the loan at maturity.
Co-Ownership of Properties, page 42.
29. The discussion on page 40 of the Form 10/A clarifies that, as of December 31, Registrant owned 100% of all but one of its properties and subsequent thereto, Registrant sold an undivided interest in a second property.
Item 6. Executive Compensation, page 49.
30. The Form 10/A at page 46 includes a table setting forth outstanding equity awards for named executive officers as of December 31, 2007, Registrant’s most recent fiscal year end.
31. The Form 10/A at page 47 includes the disclosure required by Item 402(r) of Regulation S-K.
32. The Form 10/A at page 45 discusses monthly call allowances under “All Other Compensation” in the Summary Compensation Table.
Item 7. Certain Relationships and Related Transactions and Director Independence, page 53.
33. The Form 10/A at page 50 under this subheading discloses the management fees paid to CHG Properties, Inc. during Registrant’s past two fiscal years.
34. The Form 10/A at page 50 includes a description of the standards Registrant used to determine director independence.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
September 5, 2008

Item 9. Market Price and Dividends on Registrant’s Common Equity..., page 54.
35. Item 9 of the Form 10/A at page 52 states that as of May 15, 2008, Registrant had a total of 1,041 holders of its common stock and 31 holders of its Series AA Preferred Stock.
36. Item 9 of the Form 10/A at page 42 under “Compensation and Analysis” describes Registrant’s 1999 Flexible Incentive Plan, as required by Item 201(d) of Regulation S-K. The Form 10/A at page 49 discusses equity awards Registrant has made under its 1999 Flexible Incentive Plan.
Item 10. Recent Sale of Unregistered Securities, page 55.
Securities Issued in Private Placement Offerings, page 55.
37. Item 10 of the Form 10/A at page 53 includes disclosure regarding sales of unregistered securities and the application of Regulation D, Rule 506 to these sales as required by S-K Item 701.
Issuances of Securities in Compensatory Transactions, page 56.
38. Item 10 at page 53 of the Form 10/A at page 53 includes the following discussion of the basis on which the compensatory issuances under Registrant’s 1999 Flexible Incentive Plan were exempt under Rule 701.
Issuances of Securities in Compensatory Transactions
Since January 1, 2005, the Company has issued 13,607 shares of restricted common stock which will vest during 2007 to 2012 and stock options to purchase 18,000 (20,837 shares after effect of stock dividends) shares of its common stock at an exercise price of $10 as compensation to its directors, its two executive officers, 13 of its employees and consultants pursuant to the NetREIT 1999 Equity Incentive Plan. All of these securities were issued for non-cash consideration under the Plan. These securities were issued under Registrant’s Liquidity Participation Plan of 1999. These securities were sold pursuant to the exemption under Rule 701 because the sales were made pursuant to a compensatory benefit plan, where the aggregate sales price or amount of securities sold in reliance on this exemption during any consecutive 12-month period did not exceed the greatest of: $1,000,000, 15% of the total assets of Registrant or 15% of Registrant’s outstanding common stock, all as determined under Rule 701. Registrant may also claim an exemption under Section 4(2) of the 1933 Securities Act for these sales.
Item 11. Description of Registrant’s Securities to be Registered, page 56.
39. Item 11 of the Form 10/A at page 54 states the rights of the Class A common stock.
40. The discussion under Item 11 at page 54 of the Form 10/A cross-references legal restrictions on Registrant’s payment of dividends.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
September 5, 2008

Financial Statements and Notes.
Note 1. Organization, page 64.
41. As the Staff noted, Registrant sold a 48.601% interest in its 7-Eleven property during 2007 and footnote 3 in Item 3 implied that Registrant held the property in a partnership in 2007. Registrant has changed footnote 3 to clarify the form of ownership in 2007 and the change in 2008. Registrant recognized gain on the sale in 2007 as it did not retain ownership in the undivided interest. Registrant’s accounting policy related to consolidations in 2007 was to include only its 51.4% interest in the property. In 2008 Registrant transferred this interest to a limited partnership for which it serves as general partner. As sole general partner, Registrant controls the partnership’s business and operations. After giving consideration to SOP 78-9, and Registrant’s accounting policy, Registrant will include the entire entity in its consolidated statements and such statements will reflect the minority interest.
Note 2. Significant Accounting Policies.
Property Acquisitions, pages 64-65.
42. Registrant’s inclusion of unamortized lease origination costs as an intangible asset is based on its acquisition of one building that had been totally renovated and re-leased (approximately 85% of the rentable space) just prior to its acquisition. In accordance with FASB Statement No. 141, Registrant determined that the purchase price included consideration for the origination costs of the leases and Registrant also determined that the purchase price was significant enough to require that an appropriate portion of the purchase price be allocated to lease origination costs, an intangible asset which is being amortized over the remaining life of the leases.
Registrant evaluated the value of in-place leases of each of its retail and commercial property acquisitions using then current market rent and annual increase information. Registrant compared the total rent over the life of each lease to the current market rent plus annual increases over the life of the lease to arrive at a total over or under rent value. Registrant concluded that the leases of all properties did not have leases significantly over or below market rents.
43. Registrant understands that Item 8-06 of Regulation S-X only applies to significant acquisitions acquired by a reporting company. At the time of the subject acquisitions, Registrant was not a reporting company.
44. Registrant purchased the World Plaza property subject to a ground lease. The ground lease is not the typical ground lease that expires worthless at the expiration date. Under this ground lease, Registrant has the option to purchase the leased land and improvements in 2062 for a price of $181,710. Accordingly, Registrant allocated a portion of the purchase price to the land based on the value of the land less the present value of the future scheduled payments.

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
September 5, 2008

Federal Income Taxes, page 68.
45. Registrant has revised the disclosure in footnote at page 65 of the Form 10/A for Federal Income Taxes to disclose that the tax status of distributions has been a return of capital.
Earnings (Loss) Per Common Share, page 68.
46. Registrant omitted the disclosure of diluted EPS from the Statement of Operations since there was a Loss from Continuing Operations. Pursuant to FASB 128, paragraph 96, the “control number” for determining whether to include potential common shares in the diluted EPS computation should be income from continuing operations. As a result, since there was a loss from continuing operations, diluted EPS would be computed in the same manner as basic EPS, even though Registrant reported net income after adjusting for discontinued operations.
Note 7. Stockholders’ Equity.
Common Stock, page 73.
47. Registrant’s common stock is not subject to Registrant’s redemption rights. However, Registrant has repurchased shares in negotiated transactions from shareholders when it determined such purchases were to its benefit. Most of these purchases involved small amounts of the shares purchased from shareholders suffering hardship, and the purchases were at price less than the net proceeds received by the Company on new sales of shares. Registrant has changed the description of these transactions in the Statement of Changes in Stockholders’ Equity at pages 60 and 61 of the Form 10/A to delete the word “redeemed” and substitute the word “repurchased” to avoid the confusion.
The Subsequent Events note on page 77 of the Form 10/A discloses that the accrued distribution declared by Registrant referenced in the Statement of Stockholders’ Equity was paid in January 2008. A total of $251,438 of this distribution was reinvested in January 2008 (not a stock dividend as the staff’s comment stated). Registrant confirms that 26,439 shares were issued in January 2008 in consideration for these reinvested distributions.
The dividends paid of $1,584,193 per the Statement of Stockholders’ Equity are reconciled as follows:

Per Statement of Equity	$1,584,193
Reinvested Dividends	(670,067)
Dividends accrued in 2006 paid In 2007	163,217
Per Statement of Cash Flows	$1,078,063

RUSHALL & McGEEVER
A PROFESSIONAL LAW CORPORATION
United States Securities and Exchange Commission
Attn: Ms. Kristina Aberg, Attorney-Advisor
September 5, 2008

Note 9. Restatement of Previously Issued Financial Statements, page 77.
48. Registrant included additional disclosure of the adjustments to previously issued financial statements of Cash Flows for 2006 and 2005 on the Statement of Cash Flows to Footnote 9 at page 74 of the Form 10/A.
Note 10. Segments, page 80.
49. The capital expenditure expense does not agree with acquisitions per the Statement of Cash Flow by the amount assigned to the land lease. Registrant has revised Footnote 10 at page 77 of the Form 10/A to include a subtotal of acquisition of operating properties and capital expenditures and tenant improvements that agrees to the Real Estate Investments shown on the Statement of Cash Flows.
Registrant acknowledges that:
•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If, after your review of this letter, the Form 10/A and the Form 10-Q/A, you have any additional questions or comments, please contact the undersigned at your convenience.
Very truly yours,

BRUCE J. RUSHALL

BJR/cak
cc:	Kenneth Elsberry
Jack Heilbron